SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of November 2003
                            -----------------------

                               ELBIT SYSTEMS LTD.
                (Translation of Registrant's Name into English)
          Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      [X]       Form 20-F     [ ]       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      [ ]       Yes          [X]       No


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

     Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated November 25, 2003.



                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             ELBIT SYSTEMS LTD.
                                             (Registrant)


                                             By:/s/ Ilan Pacholder
                                                --------------------------------
                                                Name:  Ilan Pacholder
                                                Title:  Corporate Secretary

Dated:  November 25, 2003.

                                  EXHIBIT INDEX
                                  -------------


         EXHIBIT NO.         DESCRIPTION
         -----------         -----------

            1.                Press release dated November 25, 2003.

                                    EXHIBIT 1
                                    ---------

Elbit Systems and ADI Ltd. Team Up for Australian Department of Defense Unmanned
--------------------------------------------------------------------------------
Airborne Vehicle  Project
-------------------------

Tuesday November 25, 6:11 am ET

HAIFA, Israel, Nov. 25 /PRNewswire-FirstCall/ -- Elbit Systems (Nasdaq: ESLT -
News) today announced that it has signed a teaming agreement with ADI Limited, a major Australian defense company, to bid for the Australian Department of Defense's JP 129 contract for the supply of tactical unmanned airborne vehicles
(TUAV). The JP 129 project is designed to provide the Australian Army with an airborne surveillance system for use in land operations and holds important potential for future UAV related business in Australia.

Elbit Systems, with its wide range of proven TUAVs of various sizes and different capabilities, using a common ground control and data management facility, brings to the team its class-leading Hermes advanced unmanned airborne vehicles and ground control stations.

ADI provides the capability to integrate Elbit's TUAV system into the Australian operational environment through the use of mission system products and a deep understanding of the customer's performance requirements.

The ADI-Elbit solution will deliver a significant increase in the range of information available to the Australian Defense Forces and will ensure that it can be disseminated to all who need that information.

"The ADI and Elbit Systems team represents an excellent blend of experience and capabilities and we are intent on providing the customer with a low risk, high performance solution," ADI Managing Director Mr. Lucio Di Bartolomeo said. "A key advantage for the team is the proven operational experience of Elbit's TUAV system with the Israeli Defense Forces. The team will also benefit from ADI's experience on the Air 87 project won by Australian Aerospace for the Australian Army," Mr. Di Bartolomeo added.

Itzhak Dvir, Elbit Systems' Corporate V.P. and General Manager, UAV, Security and Tactical Systems, said, "We are proud to offer our capabilities to the Australian JP129 program. Our teaming agreement with ADI brings together the advanced technologies and extensive experience of our two companies in the area of large scale tactical UAV's, and will provide the Australian Defense Forces with an optimal solution based on operationally proven systems and state-of-the-art technologies."

A team consisting of Elbit Systems and Thales, a joint owner of ADI, is one of two bidders short-listed for Project Watchkeeper, a similar UK Department of Defense TUAV contract. Success in the Watchkeeper project will result in alternative sub-systems, which may be used to provide a system meeting all of the Australian requirements.

About ADI Limited
-----------------

ADI produces a range of defense technologies and services to the Australian Department of Defense and to overseas defense customers. The company has developed innovative products to support mission planning and data management within the Australian Department of Defense. This experience and capability forms the basis for integrating the Elbit Hermes platform into the Australian defense environment.

About Elbit Systems
-------------------

Elbit Systems Ltd. is an international electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR), advanced electro-optic technologies, security and services. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

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